FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company
SIERRA WIRELESS, INC. ("Sierra Wireless" or the "Company")
13811 Wireless Way
Richmond, B.C.
V6V 3A4

Item 2. Date of Material Change
November 5, 2019
Item 3. News Release
A press release announcing the change referred to in this report was issued on November 5, 2019. The press release was disseminated via Business Wire and subsequently filed on the Company's SEDAR profile.
Item 4. Summary of Material Change
On November 5, 2019, Sierra Wireless reports third quarter 2019 results.
Item 5. Full Description of Material Change

Sierra Wireless Reports Third Quarter 2019 Results

All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

Revenue for the third quarter of 2019 was $174.0 million compared to $203.4 million in the third quarter of 2018.  Quarterly revenue for our two business segments was as follows: (i) Revenue from IoT Solutions was $93.4 million in the third quarter of 2019, a decrease of 2.1% compared to $95.5 million in the third quarter of 2018 due to lower Integrated IoT solutions module revenue, partially offset by stronger subscription, support and other services revenue and stronger sales of Enterprise gateway products. Within the IoT Solutions segment, recurring subscription revenue was up 6.7%; and (ii) Revenue from Embedded Broadband was $80.6 million in the third quarter of 2019, down 25.3% compared to $107.9 million in the third quarter of 2018 mainly due to weaker demand from mobile computing, networking and automotive customers. Subscription, support and other services revenue in the third quarter was $24.6 million, representing 14% of consolidated revenue and Product revenue was $149.4 million, representing 86% of consolidated revenue.

 GAAP RESULTS

•	Gross margin was $55.0 million, or 31.6% of revenue, in the third quarter of 2019 compared to $67.3 million, or 33.1% of revenue, in the third quarter of 2018.

•	Restructuring expense was $6.3 million compared to $0.2 million in the third quarter of 2018.

•
Operating expenses were $67.6 million and loss from operations was $12.6 million in the third quarter of 2019 compared to operating expenses of $66.4 million and earnings from operations of $0.9 million in the third quarter of 2018.

•	Net loss was $20.2 million, or $0.56 per diluted share, in the third quarter of 2019 compared $1.0 million, or $0.03 per diluted share, in the third quarter of 2018.

NON-GAAP RESULTS(1)

•	Gross margin was 31.7% in the third quarter of 2019 compared to 33.1% in the third quarter of 2018.

•
Operating expenses were $53.3 million and earnings from operations were $1.8 million in the third quarter of 2019 compared to operating expenses of $56.5 million and earnings from operations of $10.9 million in the third quarter of 2018.

•	Net earnings were $1.0 million, or $0.03 per diluted share, in the third quarter of 2019 compared to net earnings of $10.5 million, or $0.29 per diluted share, in the third quarter of 2018.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $6.3 million in the third quarter of 2019 compared to $16.0 million in the third quarter of 2018.

(1) See "Non-GAAP Financial Measures" and "Reconciliation of GAAP and Non-GAAP Results by Quarter" below.

Cash and cash equivalents at the end of the third quarter of 2019 were $86.9 million, representing an increase of $2.1 million from the end of the second quarter of 2019. The increase in cash was primarily due to cash flow from operating activities, partially offset by capital expenditures.

In Q3 2019, we recorded $2.7 million in severance and $3.6 million in transitional costs related to the consolidation of engineering and product management resources as well as the outsourcing initiatives we previously announced.

Acquisition of M2M Group
On November 5, 2019, we signed an agreement to purchase the M2M group of companies ("M2M Group") in Australia to expand our IoT Solutions business in the Asia-Pacific region. The M2M Group is focused on connectivity services and IoT cellular devices with a strong history of IoT leadership and solid carrier relations in the region. The purchase price of $19.8 million is based on cash consideration of $18.8 million for 100% of the equity plus approximately $1.0 million for the retirement of certain obligations, subject to normal working capital adjustments. The business is an excellent strategic fit with our IoT Solutions business with slightly more than half of the M2M Group’s revenue coming from subscription-based recurring revenue. This segment of the business has been growing rapidly over the last several years. The M2M Group’s revenue in the last twelve months was US$17.9 million, of which $9.2 million was recurring subscription-based revenue. We expect the acquisition to be accretive to earnings immediately following closing in early 2020. The M2M Group has a solid platform for us to increase our IoT services and solutions in Australia and Southeast Asia. We expect the transaction to close early in January 2020, subject to the satisfaction of customary closing conditions.

Accounting Standard Adoption
We adopted the new accounting standard for lease accounting (ASC 842) effective January 1, 2019. Our third quarter 2019 financial results reflect the adoption of this new standard.

Financial Guidance - Full Year

For our full year 2019 outlook, we now expect IoT Solutions segment revenue to increase approximately 3% to 4% year-over-year and Embedded Broadband segment revenue to decrease approximately 22% to 23% year-over-year. We expect this will result in full year 2019 revenue in the range of $708 million to $712 million. We are adjusting our profitability guidance of Adjusted EBITDA to be approximately $23 million and non-GAAP EPS to be in the range of zero to 3 cents. See "Non-GAAP Financial Measures" below.

This non-GAAP guidance constitutes "forward-looking statements" within the meaning of applicable securities laws and reflects current business indicators and expectations. These statements are based on management's current beliefs and assumptions, which could prove to be significantly incorrect. Forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown risks and uncertainties that could cause actual events or results to differ significantly from those expressed or implied by our forward-looking statements, including those described in our regulatory filings. See "Cautionary Note Regarding Forward-Looking Statements" below.

Non-GAAP Financial Measures
We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.
Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other nonrecurring costs or recoveries.

Non-GAAP earnings (loss) from operations includes allocation of realized gains or losses on forward contracts and excludes the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, acquisition-related and integration costs, restructuring costs, impairment and certain other non-recurring costs or recoveries.

Non-GAAP income tax expense includes certain tax adjustments and taxes on acquisition-related amortization, acquisition-related and integration costs, restructuring costs, other non-recurring costs and foreign exchange.

In addition to the above, non-GAAP net earnings (loss) and non-GAAP net earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, certain other nonrecurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this material change report are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) and may include statements and information relating to our Q3 2019 corporate update; financial guidance for our fiscal year 2019; expectations regarding the Company's cost savings initiatives; expectations regarding the acquisition of M2M Group and the timing thereof; our business outlook for the short and longer term; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company’s liquidity and capital resources; the Company’s financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, non-GAAP earnings per share and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company’s estimated working capital; expectations with respect to the adoption of IoT solutions; expectations regarding trends in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; and expectations regarding the launch of fifth generation cellular embedded modules. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•
Typically include words and phrases about the future such as "outlook", "will", "may", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	our ability to effect, and to realize the anticipated benefits of our business transformation initiatives, and the timing thereof;

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	expected macro-economic business conditions;

•	expected cost of sales;

•	expected component supply constraints;

•	our ability to win new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and

•	expected tax and foreign exchange rates.

•
Are based on our management's current expectations and we caution investors that forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada:

•	competition from new or established competitors or from those with greater resources;

•	the loss of, or significant demand fluctuations from, any of our significant customers;

•	our financial results being subject to fluctuation;

•	our business transformation initiatives may result in disruptions to our business and may not achieve the anticipated benefits;

•	our ability to respond to changing technology, industry standards and customer requirements;

•
failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;

•	deterioration in macro-economic conditions and resulting reduced demand for our products and services;

•	our ability to attract or retain key personnel and the impact of organizational change on our business;

•	cyber-attacks or other breaches of our information technology security;

•	risks related to the transmission, use and disclosure of user data and personal information;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our reliance on single source suppliers for certain components used in our products;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on mobile network operators to promote and offer acceptable wireless data services;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks inherent in foreign jurisdictions;

•	risks related to tariffs or other trade restrictions; and

•	risks that the acquisition of M2M Group may fail to realize the expected benefits.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is is the leading IoT solutions provider that combines devices, network and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is a solution to help a business securely connect edge devices to the cloud, or a software/API solution to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to create the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

AirPrime, AirLink, AirVantage, mangOH and Legato are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenue
IoT Solutions	$93,439	$95,487	$286,871	$278,209
Embedded Broadband	80,586	107,939	252,341	313,998
	174,025	203,426	539,212	592,207
Cost of sales
IoT Solutions	58,236	59,428	180,378	175,258
Embedded Broadband	60,746	76,731	190,212	218,273
	118,982	136,159	370,590	393,531
Gross margin	55,043	67,267	168,622	198,676
Expenses
Sales and marketing	23,523	21,743	69,784	66,234
Research and development	20,550	22,621	65,458	71,477
Administration	11,937	14,998	37,227	47,066
Restructuring	6,274	227	25,851	4,770
Acquisition-related and integration	291	570	700	3,349
Amortization	5,027	6,255	15,238	19,858
	67,602	66,414	214,258	212,754
Earnings (loss) from operations	(12,559)	853	(45,636)	(14,078)
Foreign exchange loss	(2,964)	(159)	(2,962)	(3,092)
Other (expense) income	(121)	7	(192)	70
Earnings (loss) before income taxes	(15,644)	701	(48,790)	(17,100)
Income tax expense	4,577	1,738	10,830	3,684
Net loss	$(20,221)	$(1,037)	$(59,620)	$(20,784)
Other comprehensive gain (loss):
Foreign currency translation adjustments, net of taxes of $nil	(3,727)	322	(7,247)	(6,919)
Comprehensive loss	$(23,948)	$(715)	$(66,867)	$(27,703)

Net loss per share (in dollars)
Basic	$(0.56)	$(0.03)	$(1.65)	$(0.58)
Diluted	(0.56)	(0.03)	(1.65)	(0.58)
Weighted average number of shares outstanding (in thousands)
Basic	36,179	36,085	36,147	36,007
Diluted	36,179	36,085	36,147	36,007

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	September 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$86,900	$89,076
Restricted cash	221	221
Accounts receivable, net of allowance for doubtful accounts of $3,561 (December 31, 2018 – $2,968)	130,349	171,725
Inventories	60,230	50,779
Prepaids and other	18,160	11,703
	295,860	323,504
Property and equipment, net	38,887	39,842
Operating lease right-of-use assets	24,091	—
Intangible assets, net	72,493	84,890
Goodwill	203,806	211,074
Deferred income taxes	2,901	11,751
Other assets	13,536	12,855
	$651,574	$683,916

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$186,020	$184,220
Deferred revenue	9,433	6,213
	195,453	190,433
Long-term obligations	42,587	43,250
Operating lease liabilities	20,444	—
Deferred income taxes	5,552	6,103
	264,036	239,786
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 36,197,137 shares (December 31, 2018 – 36,067,415 shares)	434,925	432,552
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 9,612 shares (December 31, 2018 – 119,584 shares)	(114)	(1,965)
Additional paid-in capital	37,035	30,984
Retained deficit	(67,915)	(8,295)
Accumulated other comprehensive loss	(16,393)	(9,146)
	387,538	444,130
	$651,574	$683,916

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Cash flows provided by (used in):
Operating activities
Net loss	$(20,221)	$(1,037)	$(59,620)	$(20,784)
Items not requiring (providing) cash
Amortization	8,115	9,483	24,604	29,842
Stock-based compensation	3,869	3,266	11,129	10,317
Deferred income taxes	3,766	1,378	8,804	2,460
Unrealized foreign exchange loss	4,056	653	2,080	4,978
Other	62	(348)	648	221
Changes in non-cash working capital
Accounts receivable	19,811	(5,070)	37,809	(6,762)
Inventories	(4,357)	2,114	(9,976)	1,325
Prepaids and other	(1,982)	1,396	(7,500)	(4,322)
Accounts payable and accrued liabilities	(7,102)	(9,401)	497	9,025
Deferred revenue	1,961	193	4,679	(1,496)
Cash flows provided by operating activities	7,978	2,627	13,154	24,804
Investing activities
Additions to property and equipment	(3,672)	(4,789)	(11,803)	(13,788)
Additions to intangible assets	(1,585)	(307)	(2,978)	(1,793)
Proceeds from sale of property and equipment	3	14	87	76
Proceeds from sale of iTank business	—	—	500	—
Cash flows used in investing activities	(5,254)	(5,082)	(14,194)	(15,505)
Financing activities
Issuance of common shares	160	1,257	327	2,535
Repurchase of common shares for cancellation	—	(3,120)	—	(3,120)
Purchase of treasury shares for RSU distribution	(59)	(1,085)	(326)	(1,085)
Taxes paid related to net settlement of equity awards	(110)	(334)	(855)	(1,788)
Payment for contingent consideration	—	—	—	(130)
Decrease in other long-term obligations	(191)	(68)	(405)	(511)
Cash flows used in financing activities	(200)	(3,350)	(1,259)	(4,099)
Effect of foreign exchange rate changes on cash and cash equivalents	(393)	(146)	123	(2,743)
Cash, cash equivalents and restricted cash, increase (decrease) in the period	2,131	(5,951)	(2,176)	2,457
Cash, cash equivalents and restricted cash, beginning of period	84,990	73,632	89,297	65,224
Cash, cash equivalents and restricted cash, end of period	$87,121	$67,681	$87,121	$67,681

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(in thousands of U.S. dollars, except where otherwise stated)	2019			2018
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$55,043	$58,949	$54,630	$264,571	$65,895	$67,267	$69,309	$62,100
Stock-based compensation and related social taxes	44	44	59	479	58	57	57	307
Realized losses on hedge contracts	—	(2)	(3)	(30)	(13)	(11)	—	(6)
Other nonrecurring costs	—	—	—	5	5	—	—	—
Gross margin - Non-GAAP	$55,087	$58,991	$54,686	$265,025	$65,945	$67,313	$69,366	$62,401

Earnings (loss) from operations - GAAP	$(12,559)	$(23,271)	$(9,806)	$(18,275)	$(4,197)	$853	$(5,055)	$(9,876)
Stock-based compensation and related social taxes	3,876	4,102	3,414	13,006	2,743	3,473	3,950	2,840
Acquisition-related and integration	291	314	95	3,962	613	570	1,014	1,765
Restructuring	6,274	18,180	1,397	7,115	2,345	227	952	3,591
Other nonrecurring costs	279	662	1,167	11,485	4,761	1,583	5,141	—
Realized losses on hedge contracts	24	(183)	(109)	(562)	(296)	(201)	(14)	(51)
Acquisition-related amortization	3,610	3,624	3,687	18,575	4,261	4,354	4,426	5,534
Earnings (loss) from operations - Non-GAAP	$1,795	$3,428	$(155)	$35,306	$10,230	$10,859	$10,414	$3,803

Net loss - GAAP	$(20,221)	$(28,176)	$(11,223)	$(24,610)	$(3,826)	$(1,037)	$(11,384)	$(8,363)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration and other non-recurring costs (recoveries)	10,720	23,258	6,073	35,568	10,462	5,853	11,057	8,196
Amortization	8,115	8,118	8,371	39,150	9,308	9,483	9,651	10,708
Interest and other, net	121	102	(31)	(51)	19	(7)	(8)	(55)
Foreign exchange loss (gain)	2,988	(1,037)	743	4,908	2,082	(42)	4,034	(1,166)
Income tax expense (recovery)	4,577	5,657	596	916	(2,768)	1,738	2,289	(343)
Adjusted EBITDA	6,300	7,922	4,529	55,881	15,277	15,988	15,639	8,977
Amortization (exclude acquisition-related amortization)	(4,505)	(4,494)	(4,684)	(20,575)	(5,047)	(5,129)	(5,225)	(5,174)
Interest and other, net	(121)	(102)	31	51	(19)	7	8	55
Income tax expense - Non-GAAP	(653)	(859)	(730)	(2,930)	(1,245)	(352)	(769)	(564)
Net earnings (loss) - Non-GAAP	$1,021	$2,467	$(854)	$32,427	$8,966	$10,514	$9,653	$3,294

Diluted net earnings (loss) per share
GAAP - (in dollars per share)	$(0.56)	$(0.78)	$(0.31)	$(0.68)	$(0.11)	$(0.03)	$(0.32)	$(0.23)
Non-GAAP - (in dollars per share)	$0.03	$0.07	$(0.02)	$0.90	$0.25	$0.29	$0.27	$0.09

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2019			2018
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

IoT Solutions
Revenue	$93,439	$99,145	$94,287	$373,937	$95,728	$95,487	$93,274	$89,448
Gross margin
- GAAP	$35,203	$36,811	$34,479	$139,602	$36,651	$36,059	$34,282	$32,610
- Non-GAAP	$35,203	$36,833	$34,510	$139,818	$36,675	$36,081	$34,308	$32,754
Gross margin %
- GAAP	37.7%	37.1%	36.6%	37.3%	38.3%	37.8%	36.8%	36.5%
- Non-GAAP	37.7%	37.2%	36.6%	37.4%	38.3%	37.8%	36.8%	36.6%

Embedded Broadband
Revenue	$80,586	$92,229	$79,526	$419,665	$105,667	$107,939	$108,629	$97,430
Gross margin
- GAAP	$19,840	$22,138	$20,151	$124,969	$29,244	$31,208	$35,027	$29,490
- Non-GAAP	$19,884	$22,158	$20,176	$125,207	$29,270	$31,232	$35,058	$29,647
Gross margin %
- GAAP	24.6%	24.0%	25.3%	29.8%	27.7%	28.9%	32.2%	30.3%
- Non-GAAP	24.7%	24.0%	25.4%	29.8%	27.7%	28.9%	32.3%	30.4%

Total
Revenue	$174,025	$191,374	$173,813	$793,602	$201,395	$203,426	$201,903	$186,878
Gross margin
- GAAP	$55,043	$58,949	$54,630	$264,571	$65,895	$67,267	$69,309	$62,100
- Non-GAAP	$55,087	$58,991	$54,686	$265,025	$65,945	$67,313	$69,366	$62,401
Gross margin %
- GAAP	31.6%	30.8%	31.4%	33.3%	32.7%	33.1%	34.3%	33.2%
- Non-GAAP	31.7%	30.8%	31.5%	33.4%	32.7%	33.1%	34.4%	33.4%

Revenue by Type
Product	$149,396	$166,348	$150,880	$699,158	$178,031	$179,390	$178,806	$162,931
Subscription, support and other services	24,629	25,026	22,933	94,444	23,364	24,036	23,097	23,947

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable
Item 7. Omitted Information
Not applicable
Item 8. Executive Officer
For further information, please contact
David McLennan, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4, Telephone: (604) 231-1185.
Item 9. Date of Report
This material change report is dated as of November 7, 2019.